Exhibit 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization	Names Under Which Subsidiary Does Business
India Globalization Capital, Mauritius, Limited(1)	Mauritius	Non-operating subsidiary
Techni Bharathi Limited(2)	India	Techni Bharathi Limited
IGC Mining and Trading, Limited(2)	India	IGC Mining and Trading, Limited
IGC Materials, Private Limited(2)	India	IGC Materials, Private Limited
IGC Logistics, Private Limited(2)	India	IGC Logistics, Private Limited
(1) Interests are directly -owned by India Globalization Capital, Inc.
(2) Interests are directly -owned by India Globalization Capital, Mauritius, Limited